UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934

(Amendment No. 3)

Banco Santander-Chile
(Name of Issuer)

Ordinary Shares, Without Par Value
(Title of Class of Securities)

05965X109
(CUSIP Number)

Juan Andrés Yanés Banco Santander, S.A. 45 East 53rd Street New York, NY 10022 (212) 350-3481
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05965X109
1.	Names of Reporting Persons Banco Santander, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 126,593,001,268 shares of common stock
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 126,593,001,268 shares of common stock
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,593,001,268 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.18%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 amends the Schedule 13D originally filed by Banco Santander, S.A., a Spanish sociedad anonima, (“Santander”) with the Securities and Exchange Commission (“SEC”) on May 15, 2002, as amended on December 11, 2006 and on January 10, 2011, with respect to ordinary shares of common stock, without par value, (the “Shares”) of Banco Santander-Chile, a Chilean banking corporation (the “Issuer”).

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

An aggregate of 14,741,593,828 Shares beneficially owned by Santander through its controlled subsidiary, Teatinos Siglos XXI Inversiones Ltda. (“Teatinos”), were registered under the Issuer’s shelf registration statement on Form F-3 (File No. 333-178094), initially filed by the Issuer with the Securities and Exchange Commission on November 21, 2011, as may be further amended from time to time, and sold by Teatinos in an underwritten public offering on December 7, 2011. The sale is expected to close December 12, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

December 7, 2011
Date

/s/ José Manuel de Araluce
Signature

José Manuel de Araluce, Global Head of Compliance
(Name/Title)